Filed by: Amtech Systems, Inc. (File No. 000-11412)
Pursuant to Rule 425 under the Securities Act of 1933
(deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934)
Subject Company: BTU International, Inc. (File No. 000-17297)

Amtech Systems' (ASYS) CEO Fokko Pentinga on Q4 2014 Results - Earnings Call Transcript
Nov. 24, 2014 9:25 AM ET  |  About: Amtech Systems, Inc. (ASYS)
C O R P O R A T E P A R T I C I P A N T S

Brad Anderson Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary
J.S. Whang Amtech Systems, Inc. - Executive Chairman
Fokko Pentinga Amtech Systems, Inc. - President & CEO

C O N F E R E N C E C A L L P A R T I C I P A N T S

Sven Eenmaa Stifel Nicolaus - Analyst
Jeff Osborne Cowen and Company - Analyst
Mark Miller Noble Financial Group - Analyst
James Bardowski Axiom Capital - Analyst

P R E S E N T A T I O N

Operator

Good day and welcome to the Amtech Systems fiscal year 2014 fourth-quarter results conference call and webcast. (Operator Instructions). Please note, this event is being recorded. I would now like to turn the conference call over to Mr. Brad Anderson, Amtech's Chief Financial Officer. Mr. Anderson, the floor is yours, sir.

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Good afternoon and thank you for joining us for Amtech Systems' fiscal year 2014 and fourth-quarter results conference call. On the call today are J.S. Whang, Amtech's Executive chairman; Fokko Pentinga, our President and Chief Executive Officer; and myself, Brad Anderson, Chief FinancialOfficer.

After the close of trading today Amtech released its financial results for the fourth quarter and fiscal year ending September 30, 2014. That earnings release will be posted on the Company's website at AmtechSystems.com.

During today's call management will make forward-looking statement. All such forward-looking statements are based on information available to us as of this date and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of futureperformance and actual results could differ materially from current expectations.

Among the important factors which could cause actual results to differ materially from those in the forward-looking statements are: changes in the technology used by our customers and competitors; change in volatility and the demand for our products; the effect of changing worldwide political and economic conditions, including government-funded solar initiatives and trade sanctions; the effect of overall market conditions, including the equity and credit markets and market acceptance risks.

Other risk factors are detailed in our Securities and Exchange Commission filings, including our Form 10-K and Forms 10-Q. J.S. Whang will start our discussion today. Fokko Pentinga will update you on progress made in our fiscal year and fourth-quarter. And I will then discuss the financial results. So I will now turn the call over to J.S. Whang, our Executive Chairman, to begin the discussion.

J.S. Whang - Amtech Systems, Inc. - Executive Chairman

Thank you, Brad. Thank you for joining us today. In fiscal year 2014 we advanced our solar technology solutions and further strengthened our position in what we see as a large global solar growth opportunity. In 2014 we have introduced new next gen technology and products. And we have successfully expanded our customer base and it is good to see year-over-year business progress, particularly the 41% improvement on order bookings.

Our CEO, Fokko, will discuss some of the strategic highlights shortly. As we look to the future we are excited about the October 22 announcement of our intent to acquire BTU International. We have done our due diligence and strongly believe the combination of our two companies strengthens our near- and longer-term growth platform.

The addition of BTU International supports our business model of growth through strategic acquisition and innovation and it provides greater scale, operating efficiency and end market diversifications. We look forward to capitalizing on our proven technologies and products, as well as pursuing new market opportunities. Now Fokko will talk about progress made in FY14 and also our Q4. Fokko?

Fokko Pentinga - Amtech Systems, Inc. - President & CEO

Thank you, J.S. Looking back over fiscal 2014 I feel very good about the progress we made despite the continued constraints in the market. Although there are still limitations based on current demand, we continue to see 2014 as a precursor to a broader upturn. At this time we continue to talk with customers, discuss their needs and can confirm that they have a high level of interest in our next generation technology solutions.

Let's review some of the progress points in 2014. In the first quarter we entered into a contract to place our ion implant system at ECN. We installed it in the third quarter and our joint research and development is underway.
In fiscal 2014 we also received our first production order for our IonSolar implant system. Additionally, during the year we shipped our high-density high throughput diffusion systems to a customer in Taiwan and our PECVD systems to Korea.
At Mission Solar Energy in San Antonio, Texas we installed our N-type cell line and have received the second of two field acceptances for our PECVD production tool. We have clearly diversified our customer mix and geographic reach and we see that as progress relative to our long-standing growth.

As it relates to Mission Solar Energy, we are pleased to announce the multimillion dollar repeat order for our world-class production systems. The order includes our PECVD systems, an important strategic project developed during the solar down cycle to aggressively support the solar growth opportunity during the next recovery cycle and provide us the opportunity to double the size of our served available market.

As we look forward into 2015, we are not able as yet to see clearly the anticipated recovery that all market participants are expecting. However, we expect there will be an improvement in selective technology and capacity expansion opportunities and we intend to fully participate in those opportunities.

Now let me touch on our interest in BTU International. Today we are seeing a consolidating marketplace across the industries where companies are joining force to strengthen their global market position and opportunities for profitable growth. As J.S. commented, we announced our intent to buy BTU International on October 22 after going through a thorough due diligence process.

We agree there are many benefits in combining BTU and Amtech. The combination of the two companies diversify our businesses and project adjacencies, strong talent and distinctive technologies. With BTU we gain exposure to new and consistently profitable markets including reflow for semiconductor and printed circuit board assembly markets.

Plus we look forward to stable and predictable cash flows which support our strategic objective to invest in the next generation solar solutions, drive profitable growth and long-term value. We expect to close the transaction in the first quarter of calendar 2015.

Now let me turn for a moment to the other markets we serve including semiconductor and LED markets. For fiscal 2014 we had significant growth in these non-solar markets comparable to our solar growth. Our products and services are well respected in the marketplace and as we look to the future we anticipate continued solid contributions from these served markets.
NOVEMBER 20, 2014 / 10:00PM, ASYS - Q4 2014 Amtech Systems Inc Earnings Call
I will now turn the call over to Brad to discuss our fiscal first-quarter results. Brad?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Thank you, Fokko. Let's now review our fourth-quarter and fiscal 2014 financial results. Net revenue for the fourth quarter of fiscal 2014 was $19.8 million compared to $9.2 million in the previous quarter and $6.9 million in the fourth quarter of fiscal 2013.

The sequential increase is primarily due to favorable recognition of previously deferred revenue resulting from increased customer acceptances. Partially offsetting the sequential increase were lower shipments during the fourth quarter of fiscal 2014.

The increase compared to the same quarter of fiscal 2013 resulted from higher shipments as well as higher recognition of previously deferred revenue. Total customer orders were $11.2 million of which $4.9 million were solar in the fourth quarter of fiscal 2014, overall a 34% increase compared to total orders of $8.4 million the same period a year ago.
At September 30, 2014 our order backlog was $28.5 million, down 28% compared to total backlog of $39.4 million at June 30, 2014.

Total backlog at September 30, 2014 includes solar backlog of $20.9 million. Foreign-exchange caused a $2.3 million decrease of backlog in the September quarter due to the weakening of the euro. As a reminder, backlog includes deferred revenue and customer orders that are expected to ship within the next 12 months.

Gross margin in the fourth quarter of fiscal 2014 was 13% compared to 18% in the previous quarter and 46% in the fourth quarter of fiscal 2013. The lower margin sequentially resulted primarily from the recognition of lower margin revenue as well as lower shipment volume. Gross margin in the fourth quarter of fiscal 2013 reflected a high percentage of net revenue resulting from recognition of previously deferred revenue.

Our SG&A expenses in the fourth quarter of fiscal 2014 were $4.9 million compared to $4.1 million in the preceding quarter, a 20% increase due primarily to expenses related to the pending merger with BTU International.

Our research and development expense was $1.8 million in the fourth quarter compared to $1.4 million in the preceding quarter. Expenses were higher primarily due to lower recognition of grant funding during the fourth quarter of fiscal 2014.

Depreciation and amortization was $613,000 in the quarter compared to $590,000 sequentially. Included in the fourth quarter of fiscal 2014 results is $192,000 of stock expense compared to $160,000 in the fiscal fourth quarter year ago and $230,000 in the third quarter of 2014.

Net loss for the fourth quarter of fiscal 2014 was $3.2 million or $0.33 per share compared to a net loss of $5.3 million or $0.53 per share in the preceding quarter and a net loss of $1.7 million or $0.18 per share in the fourth quarter of fiscal 2013.

Total revenue by geographic region for the fiscal fourth quarter was the Asia-Pacific region at 44%, Europe at 44% and North America at 12%. For the fiscal year 2014 in total revenues were up 62% from a year ago and bookings were up 41%.

Our financial position remains strong with essentially no debt and total unrestricted cash and cash equivalents of $27.4 million. And at September 30, 2014 we had working capital of approximately $32.3 million.

This concludes the prepared remarks portion of our conference call. Operator, would you please open the call to questions?

Q U E S T I O N S A N D A N S W E R S

Operator

(Operator Instructions). Sven Eenmaa, Stifel.
NOVEMBER 20, 2014 / 10:00PM, ASYS - Q4 2014 Amtech Systems Inc Earnings Call
Sven Eenmaa - Stifel Nicolaus - Analyst

Congratulations on the new Mission Solar order you received. I wanted to ask a couple question in terms of the margin profile here. Could you quantify what was the margin in the quarter on the shipment side? I understand that there was a deferred rev rec in the quarter, but what was the margin on the shipment side?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Yes, Sven, we don't get that granular on our disclosures as it relates to shipment margin versus deferred profit margin. But most of the -- that decrease in margin was due to basically very little to no margin on the -- some of the PECVD that we recognized.

Sven Eenmaa - Stifel Nicolaus - Analyst

Got it. And how should we think about that -- kind of the shipments going forward to Mission Solar? Are they going to be more in line with the corporate average margin profile or how do you see that kind of playing out?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Yes. I mean, this wasn't -- this wasn't necessarily due to let's say just MSE, there were other shipments of PECVD. So -- and I think going forward you would see I think shipments being more in our historical averages.

Sven Eenmaa - Stifel Nicolaus - Analyst

Great. And just last question on the Mission Solar side. Is the timing, now that you have recognized some of the units kind of working on the field, and you will be shipping them in the next six months, when would you expect the revenue recognition on them?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

They are considered what we technically call proven technology. So they would be treated just like we would do our diffusion furnaces. So pretty standard about recognizing a good portion of the revenue upon shipment depending on the terms and contingency payments. But we would not be deferring 100% of costs and revenues like we did this past year.

Sven Eenmaa - Stifel Nicolaus - Analyst

Got it. And the last question I had is in terms kind of the broader demand environment. There is obviously some of the -- it looks like some of the Chinese Tier 1 vendors are still looking to leverage Tier 2 and Tier 3 capacity. But at the same time you see new orders coming in on [perk] side.

How do you think about next year's kind of demand environment and what will be driving volumes for you?

Fokko Pentinga - Amtech Systems, Inc. - President & CEO

Let me answer that one. See, markets for next year are mostly driven by on one side technology buys and also predominantly for new expansions outside China. And as there is still some uncertainty about the import duties in the near future, that takes a little bit of time for that to mature to know what that will be.
NOVEMBER 20, 2014 / 10:00PM, ASYS - Q4 2014 Amtech Systems Inc Earnings Call
And there are discussions between the Chinese and the US officials to come to some sort of arrangement we hope. And that is quite important that there is some clarity about it. So there will be expansions within Asia, but also very important other ones that are outside China. And that will take a little bit of time before it becomes clear what the new import duties will be. So that's still to be seen.

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

I would just add to that just real quick is the -- I think that -- well, that recovery is still a little bit unclear as to timing of that. We do expect to see in 2015 an improvement in those selected technology capacity expansion opportunities. And we believe with the technology and products that we have that we will be able to fully participate in those opportunities.

Sven Eenmaa - Stifel Nicolaus - Analyst

Got it. Thank you.

Operator

Jeff Osborne, Cowen and Company.

Jeff Osborne - Cowen and Company - Analyst

Congratulations again on the order there. Fokko, I was wondering if you could talk about the discussions you are having as it relates to various different countries in terms of capacity (technical difficulty) or give some color on the discussions in Korea,

China versus Taiwan in terms of capacity expansions that you are having, and in particular is there any one of the three countries that is more interested in N-type?

Fokko Pentinga - Amtech Systems, Inc. - President & CEO

Let me do the last one first. For N-type we see more companies that are starting -- in some smaller volumes maybe, but are starting to win production for N-type. And we see that happening in Taiwan, for example where the export to Japan gives some advantage if they go through the higher efficiency N-type cells.

As to the areas, we see capacity expansions in Japan and in Korea, but at the same time also in China and, very interesting, in the US with Mission Solar being one. And there are various companies that are discussing and planning for some new capacity inside the United States, which would be really good because then they can serve this market which is a very important market, especially if you don't have to pay the high import duties so that makes it profitable for them.

So, on one side I'd like the import duties to go away, but on the other side, if they stay and it gives us capacity expansion here in the US, then it also has a good side. So both sides can -- will be okay for us as long as there is a decision and our customers know what to do.

Jeff Osborne - Cowen and Company - Analyst

Very good. And the next two questions I had I think were more for Brad. But (technical difficulty) the tax credit this quarter and obviously (technical difficulty) any sense over the next couple quarters how we should be modeling your tax expense and maybe just (technical difficulty) a little bit more (technical difficulty) we have?
NOVEMBER 20, 2014 / 10:00PM, ASYS - Q4 2014 Amtech Systems Inc Earnings Call
Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Sure. Jeff it sounded like just kind of cut out just a little bit there on the end. But looking forward we've -- well, let's look backwards first to 2014. The tax credit for the quarter was really just looking -- to get to the full year you have been making estimates and you basically are truing up all your assumptions. So we actually were able to record for the first time in a while a tax benefit on a loss in a quarter.

But if you look at the details and you get into the details of our notes to the financials and you look at the tax footnote, we have had to record some substantial what we call valuation allowances in our deferred tax assets which have negatively impacted our tax -- effective tax rate that we recorded. So in the future we shouldn't have that burden.

And going forward we should be able to utilize -- we have NOLs to utilize. So, on an ongoing basis when we get to I think more normal quarterly revenues we should be able to see some benefit from a tax standpoint on that effective rate. How soon that is we haven't really put some specific numbers to, but we should be able and expect to be able to see that in the future.

Jeff Osborne - Cowen and Company - Analyst

Very good. And the last question I had is just in terms of how do you (technical difficulty) the BTU? So (technical difficulty) closing by the end of March [30]. Would you be able to consolidate the revenue if you were able to close it before that? Just trying to work out the specifics.

I would hate to have the full quarter of BTU's revenue in there and then have you miss the March quarter's result (technical difficulty) might be delayed a day or two. So would you advise the analysts to put BTU in (technical difficulty) results or hold and put those in June?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Well, they are continuing as a public company so there's two different numbers to combine there. Expectation is sometime in the mid part of the March quarter to be able to close the transaction. So our expectations are that they would definitely be part of the -- part of Amtech by the end of March. But this all still requires a shareholder vote on both sides. But the expectations are we would have it done before the quarter end.

Jeff Osborne - Cowen and Company - Analyst

Perfect, I appreciate it. Thank you.

Operator

Mark Miller, Noble Financial Capital Markets.

Mark Miller - Noble Financial Group - Analyst

You mentioned you were expecting -- that you saw capacity expansion opportunities for next year, but visibility still seemed to be limited. Did you -- in terms of linearity, either interest or orders, did you see a pick up in the quarter or was it kind of steady throughout the quarter?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Well, for the quarter overall -- first of all, orders from quarter to quarter, as everyone knows, with us and within the capital equipment industry for solar is lumpy. So you can have a nice big -- a nice quarter, then you can be down one quarter.NOVEMBER 20, 2014 / 10:00PM, ASYS - Q4 2014 Amtech Systems Inc Earnings Call
So as an analyst myself I'd much rather see linear numbers to be able to predict. But overall I would say it was pretty consistent. The timing of when orders get closed and the purchase order gets issued as you get closer to the end of a quarter has an effect quarter to quarter. But overall if you look, I mean bookings were up 41% from 2013.

So -- and we've got this repeat order early in the quarter here for the December quarter. So I think we're -- as we said, we continue to think there is improvement in those opportunities as we go forward into 2015.

Mark Miller - Noble Financial Group - Analyst

In the semiconductor segment, I don't think it is having any impact on you but I just wanted to check. A lot of people are having inability to forecast because of some of the transitions, technology transitions specifically to 3D chips, but that is not -- 3D type chips, but that's not really a factor for you guys, is that correct?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Yes. Remember, we are primarily in the analog side of the business. So we are -- while there is some cyclicality there, it is not quite the same as the real call it high-end. There is constant demand because you are still dealing with power chips and a lot of analog technology still going into a lot of consumable -- consumer products too.

Mark Miller - Noble Financial Group - Analyst

And finally for me, could you provide CapEx for the fourth quarter and cash consumed by operations?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

I don't have that number in front of me, but we do give the year-end cash flow statement and we do have the 10-Q which is nine months ended June 30. So there is a delta right there. I just don't have that in front of me.

Mark Miller - Noble Financial Group - Analyst

Okay, thank you.

Operator

(Operator Instructions). Gordon Johnson, Axiom Capital Management.

James Bardowski - Axiom Capital - Analyst

Hey, guys, this is James Bardowski in for Gordon. Pretty nice job on the order now today. I guess just a couple follow-up questions. I guess for SG&A, of course I know you mentioned that some of the costs for the BTU acquisition are in there. Should we expect them to roll off the first quarter coming up? And after that is there any type of run rate expected?

NOVEMBER 20, 2014 / 10:00PM, ASYS - Q4 2014 Amtech Systems Inc Earnings Call

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Yes. We did not announce the acquisition until October -- the merger agreement signed October 22. So, no, you still should expect cost coming through in the December quarter. And then we haven't given any guidance as to ongoing run rates.

James Bardowski - Axiom Capital - Analyst

Okay, great. And then I guess I know there was some talk the last couple of quarters regarding some essentially pent up demand, which clearly is slow to come to fruition. But I guess what is the thought amongst some of your customers regarding sentiment? Do you find that they are waiting for more visibility before they metaphorically jump in or what do you hear?

Fokko Pentinga - Amtech Systems, Inc. - President & CEO

Well, there is not one simple answer to that. Some of them that are in the process of planning expansions outside of Asia, outside of China and Japan it would help them to make decisions if the -- if there would be a bit more clarity on the import duties. Whereas others that, especially the ones that have some higher efficiency technologies, they see very good demand for their product.

And Mission Solar may be one of those where you see that those companies might have a bit more possibility to look ahead and just go forward with their expansions and this is just a few examples. So it is depending on technology and depending on how that specific customer is positioned in the market.

So it is still a bit of the mix, therefore this general upturn of the market, that is a little bit less clear, whereas the specific ones on technology. And as Brad already said, those specific buys that we are in a very good position there in this next year to fully participate.

James Bardowski - Axiom Capital - Analyst

I guess in looking again at the BTU acquisition, what -- aside from diversification, what other type of synergies are you hoping to achieve and does this market shift from the legacy business?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

As far as synergies are concerned, of course there is always some immediate gains that come from the combination of two public companies. So we expect to see that plus other cost synergies that are being developed as we move forward with a comprehensive integration plan.

And then as we mentioned in I think the conference call and materials associated with the conference call announcing the merger of the companies was the reflow business that they have in addition to their other product line. So I think there's -- BTU has a strong brand and a great recognition in the marketplace for delivering quality product and quality service and we just continue to expect to build upon that.

James Bardowski - Axiom Capital - Analyst

And final question real quick. What was the book to bill ratio?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Book to bill was essentially 1 to 1.
EMBER 20, 2014 / 10:00PM, ASYS - Q4 2014 Amtech Systems Inc Earnings Call
James Bardowski - Axiom Capital - Analyst

Okay, great.

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

1.0 to 1.

James Bardowski - Axiom Capital - Analyst

Thank you very much, gentlemen. Look forward to [any] development coming on.

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Thank you.

Operator

Well, at this time we are showing no further questions. We'll go ahead and conclude our question-and-answer session. I would now like to turn the conference back over to management for any closing remarks. Gentlemen?

Brad Anderson - Amtech Systems, Inc. - EVP-Finance, CFO, Treasurer & Secretary

Thank you for your time today and for your continued interest in Amtech. This concludes today's call. Goodbye.

Operator

We thank you, sir, and to the rest of the management team for your time today. Again, we thank you for joining today's conference. At this time you may disconnect your lines. Thank you and have a great day.

About Amtech Systems, Inc.

Amtech Systems, Inc. is a leading global provider of production and automation systems and related consumables used in fabricating solar cells, LEDs and semiconductor devices. These products are part of the circuitry, or electronic components, of many products including solar cells, computers, telecommunications devices, automotive products, consumer goods, and industrial automation and control systems. The Company's wafer handling, thermal processing and consumable products currently address the diffusion, oxidation, and deposition steps in the fabrication of solar cells, LEDs, semiconductors, MEMS and the polishing of newly sliced sapphire and silicon wafers. Amtech’s products are recognized under the leading brand names Tempress SystemsTM, Bruce TechnologiesTM, PR HoffmanTM, R2D AutomationTM and Kingstone Semiconductor. Amtech is leveraging its proven technology, established brands and strong industry presence to further expand its penetration into the large and growing solar, LED and semiconductor markets.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this transcript is forward-looking in nature. All statements in this transcript, or made by management of Amtech Systems, Inc. and its subsidiaries (“the Company” or “Amtech”), other than statements of historical fact, are hereby identified as “forward-looking statements” (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology.  Examples of forward-looking statements include statements regarding Amtech's future financial results, operating results, business strategies, projected costs, products under development, competitive positions and plans and objectives of the Company and its management for future operations.
We cannot guarantee that any forward-looking statement will be realized, although we believe that the expectations reflected in the forward-looking statements are reasonable. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. The Form 10-K that we filed with the Securities and Exchange Commission for the year-ended September 30, 2014 listed various important factors that could affect Amtech’s future operating results and financial condition and could cause actual results to differ materially from historical results and expectations based on forward-looking statements made in this document or elsewhere by Amtech or on its behalf.  These factors can be found under the heading “Risk Factors” in the Form 10-K and investors should refer to them.  Because it is not possible to predict or identify all such factors, any such list cannot be considered a complete set of all potential risks or uncertainties.  Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (“BTU”) intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. Amtech and BTU also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. BTU AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTECH, BTU AND THE PROPOSED MERGER.

Investors and shareholders of Amtech and BTU will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by BTU will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of BTU or Amtech. BTU and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of BTU and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of BTU is set forth in the proxy statement for BTU’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of BTU’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.

Contacts:

Amtech Systems, Inc. Bradley C. Anderson Chief Financial Officer (480) 967-5146 irelations@Amtechsystems.com	Christensen Investor Relations Patty Bruner (480) 201-6075 pbruner@christensenir.com